Jassmin McIver-Jones

Counsel

The Lincoln National Life Insurance Company

100 N. Greene Street

Greensboro, North Carolina 27401

Telephone: (336)691-3892

Jassmin.McIver-Jones@LFG.com

VIA EDGAR

February 3, 2021

U.S. Securities and Exchange Commission

100 F Street, N. E.

Washington, DC 20549-0506

Re:     Lincoln Life Flexible Premium Variable Life Account R

The Lincoln National Life Insurance Company

File No: 333-249920; 811-08579; CIK: 0001051932

Pre-Effective Amendment No: 1 to the Initial Registration Statement, Form N-6

Lincoln SVULONE 2021

Dear Mr. Zapata:

Pursuant to Rule 461 under the Securities Act of 1933, the undersigned Depositor and Principal Underwriter for the variable universal life insurance policies to be issued through the Account, filed on Form N-6, respectfully requests that the effective date of the Registration Statement as amended by Pre-Effective Amendment No.: 1 be accelerated to February 5, 2021.

Lincoln, as Depositor, on behalf of the Registrant, and Lincoln Financial Distributors, Inc., as Principal Underwriter, acknowledge the following:  should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the Federal Securities Laws of the United States.

Please contact Jassmin McIver-Jones at 33-691-3892 with any questions or comments regarding this Request.

The Lincoln National Life Insurance Company		Lincoln Financial Distributors, Inc.
(Depositor)		(Principal Underwriter)

/s/Joshua R. Durand		/s/Jennifer Krieg
By:	Joshua R. Durand	By:	Jennifer Krieg
	Vice President		Vice President